TRADESTATION SECURITIES, INC.

Statement of Financial Condition

March 31, 2021

(With Report of Independent Registered Public Accounting Firm Thereon)







UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 47811

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 04/01/2020 (MM/DD/YY) AND ENDING 03/31/2021 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: TradeStation Securities, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

8050 SW 10th Street, Suite 2000
(No. and Street)

Plantation	FL	33324
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Jason Geringer (954) 652 - 7093
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KPMG LLP
(Name – *if individual, state last, first, middle name*)

78 SW 7th Street, Suite 1200	Miami	FL	33130
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (11-05)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, __Peter Korotkiy_____ , swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of __TradeStation Securities, Inc._____ , as of __March 31_____ , 20 __21_____ , are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

None
_____

_____

_____

Peter Korotkiy
_____
Signature

President
_____
Title

* * *

_____
Notary Public

This report ** contains (check all applicable boxes):

- [✓] (a) Facing Page.
- [✓] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [✓] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

***Based upon relief from SEC Commission staff and difficulties arising from COVID-19, the Company is making this filing without a notarization.

TRADESTATION SECURITIES, INC.

Statement of Financial Condition

March 31, 2021

Table of Contents



KPMG LLP
Brickell City Center, Suite 1200
78 SW 7 Street
Miami, FL 33130

Report of Independent Registered Public Accounting Firm

To the Shareholder and the Board of Directors
TradeStation Securities, Inc.:

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of TradeStation Securities, Inc. (the Company) as of March 31, 2021, and the related notes (collectively, the financial statement). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of March 31, 2021, in conformity with U.S. generally accepted accounting principles.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

KPMG LLP

We have served as the Company's auditor since 2011.

May 28, 2021

TRADESTATION SECURITIES, INC.

Statement of Financial Condition

March 31, 2021

(In thousands, except share data)

Assets

Cash and cash equivalents	$	163,117
Cash and investments segregated in compliance with federal regulations		2,693,928
Receivables from brokers, dealers, clearing organizations and clearing agents		423,764
Receivables from brokerage customers, net (allowance of $138)		219,839
Property and equipment, net		363
Deferred tax asset, net		1,003
Other assets		12,329
Due from affiliated companies		11,754
Total assets	$	3,526,097

Liabilities and shareholder's equity

Liabilities:

Payables to brokers, dealers and clearing organizations		535,609
Payables to brokerage customers		2,795,375
Accounts payable and accrued liabilities		19,413
Due to affiliated companies		3,530
Total liabilities		3,353,927

Shareholder's equity:

Common stock, $1.00 par value; 1,000 shares authorized; 100 issued and outstanding		-
Additional paid-in capital		30,334
Retained earnings		141,836
Total shareholder's equity		172,170
Total liabilities and shareholder's equity	$	3,526,097

See accompanying notes to financial statement.

TRADESTATION SECURITIES, INC.

Notes to Financial Statement

March 31, 2021

(1) Description of Business

TradeStation Securities, Inc. (the Company or TradeStation Securities) is a wholly-owned subsidiary of TradeStation Group, Inc. (the Parent Company). The Company is a broker-dealer registered under the Securities Exchange Act of 1934 and is a member of the Financial Industry Regulatory Authority (FINRA). The Company is also a member of the National Futures Association and is registered with the Commodity Futures Trading Commission (CFTC) as a Futures Commission Merchant (FCM).

The Company executes and clears the vast majority of its customers' securities and commodities transactions. Accordingly, the Company carries accounts for customers and is subject to the requirements of Rule 15c3-3 under the Exchange Act pertaining to the possession or control of customer-owned assets and reserve requirements. The Company also carries customer commodities accounts and is subject to the requirements of the Commodity Exchange Act. The Company is also subject to the requirements of Rule 15c3-1 under the Exchange Act and the CFTC's minimum financial requirements (Regulations 1.17 and 5.7)

The Parent Company is a wholly-owned subsidiary of Monex Group, Inc. (Monex), headquartered in Minato-ku, Tokyo and listed on Section One of the Tokyo Stock Exchange. Monex, principally through its main subsidiary, Monex Inc., provides a variety of financial services to individual investors, including securities brokerage, merger and acquisition advisory, debt and equity underwriting, asset management, investment education, and other investment banking functions.

On March 11, 2020 the World Health Organization declared the outbreak of COVID-19 a global pandemic. We continue to monitor the impact of COVID-19 closely, as well as any effects that may result from government actions. As of March 31, 2021, the COVID-19 pandemic has not adversely impacted the Company's financial condition.

(2) Summary of Significant Accounting Policies

The following is a summary of significant accounting policies adhered to in the preparation of the financial statement:

(a) Use of Estimates

The preparation of financial statement in conformity with accounting principles generally accepted in the United States requires management to make certain estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statement. Actual results could differ from those estimates.

(b) Cash and Cash Equivalents

Cash and cash equivalents consist of deposits with banks with an original maturity of three months or less that are not segregated for regulatory purposes. Included in cash and cash equivalents is $115.1 million in collateral in relation to the Company's fully paid lending program as of March 31, 2021.

(c) ***Cash and Investments Segregated in Compliance with Federal Regulations***

The Company is obligated by rules mandated by two of its primary regulators, the SEC and the CFTC, to set aside cash or qualified securities to satisfy regulations promulgated to protect customer assets. Cash and investments segregated in compliance with federal regulations of $2.69 billion consists of $2.62 billion in cash and $70 million in United States Treasury securities. As of March 31, 2021, amounts segregated in special reserve accounts consist of $1.27 billion at Sumitomo Mitsui Banking Corporation, $1.11 billion in Signature Bank, $189.9 million at CME Group and ICE Clear US, collectively, $78 million at JPMorgan Chase, $28 million at Bank Leumi, $13 million at Wedbush Securities and $2 million at BMO Harris Bank. Of the total segregated amount of $2.69 billion, $1.86 billion is segregated in accordance with Rule 15c3-3 and $831.5 million is segregated in accordance with CFTC requirements. On April 1, 2021, cash and investments segregated in compliance with federal regulations decreased by approximately $31 million as a result of a transfer to cash and cash equivalents related to the 15c3-3 calculation as of March 31, 2021.

(d) ***Receivables from and Payables to Brokers, Dealers, Clearing Organizations and Clearing Agents***

Receivables from brokers, dealers, clearing organizations and clearing agents consist primarily of cash advanced for securities borrowed from broker-dealers (see *Securities Borrowed and Loaned*) and deposits with the Company's clearing organizations. In addition, the Company accrues receivables for payments for order flow and securities lending revenues.

Payables to brokers, dealers and clearing organizations include amounts received for securities loaned to broker dealers, payables to clearing organizations and payables to brokers. See note 3 – Receivables from and Payables to Brokers, Dealers, Clearing Organizations and Clearing Agents.

(e) ***Securities Borrowed and Loaned***

Securities borrowed and securities loaned transactions are recorded at the amount of cash collateral advanced or received and are reflected in receivables from brokers, dealers, clearing organizations and clearing agents or payables to brokers, dealers and clearing organizations, respectively. See note 13 – Securities Borrowed and Loaned.

(f) ***Receivables from Brokerage Customers, net and Payables to Brokerage Customers***

The Company's receivables from brokerage customers, net consist primarily of margin loans to securities brokerage customers. Margin loans represent credit extended to customers to finance their purchases of securities by borrowing against securities they own and are fully collateralized by these securities and cash in the customer's account. Collateral is required to be maintained at specified minimum levels at all times.

The Company monitors margin levels and requires clients to provide additional collateral, or reduce margin positions, to meet the minimum collateral requirements if the fair value of the collateral changes.

The Company applies the practical expedient based on collateral maintenance provisions in estimating an allowance for credit losses for margin loans. An allowance for credit losses on unsecured or partially secured receivables from brokerage clients is estimated based on the aging of those receivables.

Unsecured balances due to confirmed fraud are reserved immediately. Clients with margin loans have agreed to allow the Company to pledge collateralized securities in accordance with federal regulations. The collateral is not reflected in the statement of financial condition. The allowance for credit losses for receivables from brokerage clients was immaterial for the period presented. See note 4 – Receivables from Brokerage Customers, net.

Payables to brokerage customers primarily consist of client cash held in brokerage accounts and is carried at the amount of client cash on deposit. Payables to brokerage customers also include futures customers' gains and losses on open trades. During the year ended March 31, 2021, neither the Company nor its commodities customers engaged in cleared swaps transactions under section 4d(f) of the Commodity Exchange Act.

(g) *Current Expected Credit Losses*

In June 2016, the FASB amended the guidance on accounting for credit losses by issuing Accounting Standards Update 2016-13: Financial Instruments – Credit Losses ("CECL") and has subsequently issued clarifications and improvements. The amended guidance requires measurement of an allowance for credit losses for financial instruments, including loans and debt securities, and other commitments to extend credit held at the reporting date. For financial assets measured at amortized cost, factors such as historical performance, current conditions, and reasonable and supportable forecasts, including expected charge-off recoveries, will be used to estimate expected credit losses. The amended guidance may also result in credit losses on impaired available-for-sale debt securities being recorded through an allowance for credit losses.

In April 2019, the FASB issued additional amended guidance that clarified that the CECL standard allows for subsequent increases in the fair value of collateral for collateral-dependent loans to be recognized up to the amount previously charged-off. A loan is considered to be collateral-dependent when foreclosure is probable or when repayment is expected to be provided substantially through the sale of the underlying collateral when the borrower is experiencing financial difficulty. In May 2019, the FASB issued additional amended transition guidance allowing entities to elect the fair value option on certain financial instruments, on an instrument-by-instrument basis; however, this fair value option election does not apply to held-to-maturity debt securities.

The Company adopted the new standard on its effective date of April 1, 2020 using a modified retrospective approach.

(h) *Property and Equipment, net*

Property and equipment are stated at cost, less accumulated depreciation. Property and equipment are depreciated using the straight-line method over the estimated useful lives of the assets. Maintenance and repairs are expensed when incurred; leasehold improvements are capitalized and amortized over the lesser of its useful life or the term of the lease. Upon the sale or retirement of assets, the cost and accumulated depreciation or amortization are removed from the accounts, and any gain or loss is recognized. See note 5 – Property and Equipment, Net.

(i) *Exchange Memberships*

Exchange memberships are recorded at cost and are evaluated for impairment as circumstances may warrant (see *Impairment of Long-Lived Assets*). The Company's shares of ICE common stock are carried at fair value based on the closing stock price of ICE. As of March 31, 2021 the shares were valued at $1.8 million. The Company's exchange memberships and ICE shares are included within other assets in the accompanying statement of financial condition.

(j) *Impairment of Long-Lived Assets*

The Company evaluates long-lived assets, including property and equipment, net and exchange memberships recorded at cost, for recoverability whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. Impairment losses are recognized if the carrying amount exceeds the sum of the undiscounted cash flows estimated to be generated by those assets. The amount of impairment loss is calculated as the amount by which the carrying value exceeds fair value. No impairment occurred during the year ended March 31, 2021.

(k) *Fair Value of Financial Instruments*

Fair value is defined as the price that would be received to sell an asset or the price paid to transfer a liability in an orderly transaction between market participants at the measurement date. Fair value measurement accounting guidance describes the fair value hierarchy for disclosing assets and liabilities measured at fair value based on the inputs used to value them.

The Company's assets measured at fair value on a recurring basis include: cash and cash equivalents; cash and investments segregated in compliance with federal regulations; deposits with clearing organizations, and certain common stock shares. When available, the Company uses quoted prices in active markets to measure fair value. ICE common stock shares are carried at fair value based on the prevailing market prices in the New York Stock Exchange as of March 31, 2021.

The Company's financial assets and liabilities that are not recorded at fair value include: receivables from brokers, dealers, clearing organizations and clearing agents; receivables from brokerage customers, net; payables to brokers, dealers and clearing organizations, and payables to brokerage customers. The carrying value of these financial assets and liabilities approximate fair value and are considered level 2 measurements. See note 11 – Fair Value for further discussion on fair value methodology.

(l) *Securities and Futures Transactions*

Customer securities transactions are recorded on a settlement-date basis, with such transactions generally settling two business days after the trade date. Securities owned by equities and futures customers, including those that collateralize margin loans or similar transactions, are not included in the Company's financial statement.

(m) Leases

The Company records leases in accordance with Accounting Standards Codification Topic 842 – Leases, requiring the recognition of right-of-use ("ROU") assets and lease liabilities on the balance sheet. ROU assets represent the Company's right to use an underlying asset for the lease term and lease liabilities represent the obligation to make lease payments arising from the lease.

The Company has lease agreements with lease and non-lease components. The Company has elected the practical expedient to account for the lease and non-lease components as a single lease component. As the rates implicit in the leases are not readily determinable, the Company uses its incremental borrowing rate based on the information available at commencement date in determining the present value of lease payments. Lease terms may include periods covered by options to extend when it is reasonably certain that the Company will exercise those options. The Company's lease agreements do not contain any residual value guarantees or restrictive covenants. For additional details, see note 12 – Leases.

(n) Income Taxes

The Company accounts for income taxes under the asset and liability method. Deferred tax assets and liabilities are determined based on differences between the financial reporting and tax bases of assets and liabilities using enacted tax rates in effect for periods in which the differences are expected to reverse. The effect of changes in tax rates on deferred tax assets and liabilities are recognized in income in the period that includes the enactment date. A valuation allowance is established for deferred tax assets when management determines that it is more likely than not that some portion or all of a deferred tax asset will not be realized. The Company recognizes the effect of income tax positions only if those positions are more likely than not of being sustained. Recognized income tax positions are measured at the largest amount that is greater than 50% likely of being realized. Changes in recognition or measurement are reflected in the period in which the change in judgment occurs. It was determined that there were no material uncertain tax positions that are not considered more likely than not to be sustained as of March 31, 2021.

The Company's results are included in the consolidated federal and state income tax returns of the Parent Company. As required, the Company records any income tax expense and liability based upon its operations on a stand-alone basis, even though the Company is part of the consolidated income tax returns. The Company's stand-alone tax liability is settled with the Parent Company periodically.

(3)   Receivables from and Payables to Brokers, Dealers, Clearing Organizations and Clearing Agents

Receivables from brokers, dealers, clearing organizations and clearing agents consist of the following as of March 31, 2021 (in thousands):

Securities borrowed from broker-dealers	$	335,057
Deposits with clearing organizations		81,197
Receivables from order flow		5,557
Securities failed to deliver to broker-dealers		731
Other		1,222
Total	$	423,764

As a self-clearing broker-dealer and FCM, the Company is subject to clearing organization and other cash deposit requirements which are, and may continue to be, large in relation to the Company's total liquid assets. The balances may fluctuate significantly from time to time based upon the nature and size of the Company's customers' trading activity.

As of March 31, 2021, the Company had cash deposits and U.S. treasuries with clearing organizations totaling $61.2 million and $20 million, respectively, for the clearing of stock trades, standardized equity option trades and futures trades.

Payables to brokers, dealers, and clearing organizations consist of the following as of March 31, 2021 (in thousands):

Securities loaned to broker-dealers	$	531,818
Payables to clearing organizations		3,482
Payables to brokers		309
Total	$	535,609

The Company's securities borrowing and securities lending transactions are transacted under master agreements that are widely used by counterparties and that may allow for net settlements of payments in the normal course, as well as offsetting of all contracts with a given counterparty in the event of a bankruptcy or default of one of the two parties to the transaction. The Company seeks to minimize this risk by continually reviewing the credit quality of its counterparties.

The Company does not offset securities borrowing and securities lending transactions within the statement of financial condition. The following table presents information about these transactions to evaluate the potential effects of rights of offset between these recognized assets and liabilities as of March 31, 2021 (in thousands):

	Gross amounts of recognized assets and liabilities	Gross amounts offset in the statement of financial condition	Amounts presented in the statement of financial condition	Gross amounts not offset in the statement of financial condition	
				Collateral received or pledged (including cash)	Net amount
Assets:					
Securities borrowed from broker-dealers	$ 335,057	$ —	$ 335,057	$ (323,790)	$ 11,267
Liabilities:					
Securities loaned to broker-dealers	$ 531,818	$ —	$ 531,818	$ (511,569)	$ 20,249

Included in securities borrowed from broker-dealers is $11.6 million and included in securities loaned to broker-dealers is $99.7 million transacted through a program with a clearing organization, which guarantees the return of cash to the Company.

(4) Receivables from Brokerage Customers, net

As of March 31, 2021, the Company had receivables from brokerage customers, net of $219 million.

(5) Property and Equipment, Net

Property and equipment, net, consist of the following as of March 31, 2021 (in thousands):

	Estimated useful life in years	Amount
Computers and software	3 – 5	$ 4,953
Furniture and equipment	3 – 7	484
Leasehold improvements	5 – 10	98
Total property and equipment		5,535
Accumulated depreciation		(5,172)
Total property and equipment, net		$ 363

(6)   Related Party Transactions

The Company has a License and Support Agreement (the Agreement) with TradeStation Technologies, Inc. (TTI), a wholly owned subsidiary of the Parent Company. The terms of the Agreement require the Company to pay for the licensing of *TradeStation* plus support and other services. *TradeStation* is an electronic trading platform that enables customers to design, test and monitor their own custom trading strategies and then automate them with electronic order placement. The Company is charged a monthly licensing fee for each customer using *TradeStation*. The Agreement also requires the Company to pay for certain communication costs.

The Company has an expense-sharing agreement with the Parent Company, TTI, You Can Trade Inc., Tradestation Crypto Inc. (TCI) and TradeStation International Limited (TSIL), a wholly owned subsidiary of the Parent Company authorized by the United Kingdom Financial Conduct Authority (FCA) to introduce brokerage accounts. The expense-sharing agreement requires the allocation among the parties of all costs and expenses paid by any member of the group from which other parties benefit. Based on the expense-sharing agreement, the Company is required to pay monthly fees for administrative services.

The Company has agreements with Monex, Inc. and Boom Securities Limited, whereas the affiliates have omnibus accounts with the Company for the purpose of providing their customers' access to the US equities market. The Company provides clearing and settlement services and charges commissions.

The Company has a third-party introduction agreement with TSIL, which is authorized to introduce certain international brokerage customers to the Company.

The Parent Company has an operating lease agreement, expiring in May 2022, for its corporate headquarters in Plantation, Florida. The Company is allocated a portion of the cost of this lease, based on headcount.

On January 25, 2017, the Company and its Parent Company entered into a revolving credit facility agreement. Under the credit facility, the Company can borrow up to $80 million for liquidity or working capital needs. During the year ended March 31, 2021, the Company did not utilize the credit facility. This revolving credit facility is supported by revolving credit facilities the Parent Company maintains with unaffiliated banks and Monex Finance Corporation, an affiliate.

The amount due to affiliated companies represents the net amounts payable to certain affiliates as the result of various transactions, including amounts payable under the License and Support Agreement and the expense-sharing agreement. These amounts are noninterest bearing, have no defined repayment terms, and are expected to be repaid using current available cash balances or through future profits earned by the Company.

The amount due from affiliated companies represents the net amounts receivable from certain affiliates as a result of various transactions, including amounts receivable under the expense-sharing agreement. These amounts are noninterest bearing, have no defined repayment terms, and are expected to be repaid to the Company by its affiliates primarily using their available cash balances.

(7) Payables to Brokerage Customers

At March 31, 2021, payables to brokerage customers, consisting primarily of cash balances in brokerage customer accounts, totaled $2.8 billion.

(8) Employee Benefit Plans

The Company participates in the Parent Company's defined contribution 401(k) plan (the 401(k) Plan). All employees with at least three months of continuous service are eligible to participate and may contribute up to 60% of their compensation up to the annual limit set by the Internal Revenue Service. Employer matching contributions are discretionary, as defined in the 401(k) Plan, and are vested 20% for each year of service.

(9) Income Taxes

As of March 31, 2021, the Company had income tax payable of $2.6 million due to the Parent Company, included in accounts payable and accrued liabilities, pertaining to federal and certain state jurisdictions. The Company is no longer subject to United States federal tax examinations for tax returns prior 2017 or state and local tax examinations prior to 2014.

Deferred income tax assets and liabilities are recorded when revenues and expenses are recognized in different periods for financial and income tax reporting purposes. The temporary differences that created deferred income tax assets and liabilities are as follows as of March 31, 2021 (in thousands):

Deferred income tax assets:		
Accrued expenses and other	$	1,440
Lease Liability		626
Hurricane relief credit		55
Gross deferred tax assets		2,121
Deferred income tax liabilities:		
Right of Use Asset		(548)
Property and equipment, net		(75)
Prepaids		(203)
Unrealized gain/loss		(292)
Gross deferred tax liability		(1,118)
Net deferred tax assets	$	1,003

No valuation allowance was recorded for deferred tax assets as of March 31, 2021. Management believes that all deferred tax assets are more likely than not of being realized. The future benefit of deferred tax assets is dependent upon the generation of future taxable income during the periods in which these temporary differences become deductible. Management considers the projected future taxable income, the scheduled reversal of deferred tax liabilities and tax planning strategies in making this assessment.

TRADESTATION SECURITIES, INC.

Notes to Financial Statement

March 31, 2021

(10) Net Capital Requirements

The Company is subject to the net capital requirements of the SEC's Uniform Net Capital Rule (Rule 15c3-1), which is administered by the SEC and FINRA, and the CFTC financial requirement (Regulation 1.17 under the Commodity Exchange Act), which is administered by the CFTC and the NFA.

Under these rules, the Company calculates its net capital requirements using the "alternative method," which requires the maintenance of minimum net capital, as defined by the rules, equal to the highest of: (i) $1,500,000; (ii) 8.0% of domestic and foreign domiciled customer and noncustomer (excluding proprietary) risk maintenance margin/performance bond requirements for all domestic and foreign futures, options on futures contracts and cleared over-the-counter derivatives positions, excluding the risk margin associated with naked long option positions; or (iii) 2.0% of aggregate customer debit items. At March 31, 2021, the Company had net capital of $147.9 million (56.74% of aggregate debit items), which was $136.5 million in excess of its required net capital of $11.4 million.

(11) Fair Value

The fair value hierarchy requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. In accordance with the fair value hierarchy, three levels of inputs may be used to measure fair value:

Level 1 – Valuations based on quoted prices in active markets for identical assets or liabilities. The Company's Level 1 assets consist primarily of U.S. Treasuries which are included under cash and investments segregated in compliance with federal regulations and receivables from brokers, dealers, clearing organizations and clearing agents. As of March 31, 2021, the Company's U.S. Treasuries had maturities through June 2021. In addition, the Company's ICE common stock shares are valued based on closing price of the stock.

Level 2 – Valuations based on one or more quoted prices in markets that are not active or for which all significant inputs are observable, either directly or indirectly. The Company did not hold any Level 2 assets as of March 31, 2021.

Level 3 – Valuations based on inputs that are unobservable and significant to the overall fair value measurement. The Company did not hold any Level 3 assets as of March 31, 2021.

The following table summarizes the fair value of securities measured on a recurring basis in the Company's statement of financial condition as of March 31, 2021 (in thousands):

Investments segregated in compliance with federal regulations	$	69,996
Receivables from brokers, dealers, clearing organizations and clearing agents		19,999
ICE common stock shares		1,766
Total	$	91,761

For the Company's investments in U.S. Treasuries, the fair value equals the quoted market price of each U.S. Treasury Bill. There were no transfers between levels during the year ended March 31, 2021.

(12) Leases

The Company recorded ROU assets and lease liabilities of $3.1 million and $3.4 million, respectively. The ROU assets are recorded in other assets, and lease liabilities are recorded in accounts payables and accrued liabilities in the accompanying statement of financial condition.

The Company is obligated under non-cancelable operating leases for its Chicago office expiring in February 2027 and its New York office expiring in September 2023. As of March 31, 2021, the weighted-average remaining lease term is 5.34 years, and the weighted-average discount rate is 3.53%.

Future minimum lease payments as of March 31, 2021, under all operating leases, are as follows (in thousands):

Year ended March 31,		
2022	$	541
2023		560
2024		487
2025		401
2026		413
Thereafter		391
Total lease payments		2,793
Interest		(252)
Present value of lease liabilities	$	2,541

(13) Securities Borrowed and Loaned

Securities borrowed transactions require the Company to deliver cash to the lender in exchange for securities. Decreases in securities prices may cause the market value of the securities borrowed to fall below the amount of cash deposited as collateral. In the event the counterparty to these transactions does not return the cash deposited, the Company may be exposed to the risk of selling the securities at prevailing market prices. The Company has established policies and procedures for mitigating credit risk on securities borrowed transactions, including requiring credit approvals, establishing limits and thresholds for credit exposure, and continually assessing the creditworthiness of the counterparties. The Company minimizes the credit risk associated with these activities by monitoring the collateral values daily and requiring cash to be returned as needed to ensure full collateralization. The Company applies the practical expedient based on collateral maintenance provisions in estimating an allowance for credit losses for securities borrowed receivables.

The Company loans securities temporarily to other broker-dealers in connection with its broker-dealer business. The Company receives cash as collateral for the securities loaned. Increases in securities prices may cause the market value of the securities loaned to exceed the amount of cash received as collateral. In the event the counterparty to these transactions does not return the loaned securities, the Company may be exposed to the risk of acquiring the securities at prevailing market prices to satisfy its client obligations. The Company seeks to mitigate this risk by requiring credit approvals, establishing limits and thresholds for credit exposure, and continually assessing the creditworthiness of the counterparties.

Additionally, the Company monitors the value of securities loaned daily and requires additional cash collateral as needed to ensure full collateralization.

The fees earned or incurred by the Company in relation to securities borrowed and securities loaned transactions are recorded on a net basis and are accrued within receivables from brokers, dealers, clearing organizations and clearing agents in the accompanying statement of financial condition.

(14) Commitments and Contingencies

(a) *Litigation and Claims*

The Company accrues a liability when it is probable that a liability has been incurred and the amount of the loss can be reasonably estimated. In many lawsuits and regulatory proceedings, it is not possible to determine whether a liability has been incurred or to estimate the ultimate or minimum amount of that liability until the matter is close to resolution. In view of the inherent difficulty of predicting the outcome of such matters, the Company cannot determine the probability or estimate what the eventual loss or range of loss related to such matters will be. Subject to the foregoing, the Company continues to assess these matters and believes, in conjunction with consultation with outside counsel that based on information available to it, that the resolution of these matters will not have a material adverse effect on its statement of financial condition for the year ended March 31, 2021.

The Company is engaged in regulatory matters, including investigations and enforcement, as well as regulatory exams that could result in investigations and enforcement, and routine civil litigation, such as customer arbitrations and reparation proceedings and, from time to time, actions brought by former employees relating to termination of employment. Pending regulatory investigations and enforcement actions could ultimately result in a censure and/or fine, and such other civil litigation could result in judgments or settlements for damages and other relief.

While no assurances can be given, the Company does not believe that the ultimate outcome of any such pending regulatory or civil matters will result in a material, adverse effect on the Company's business or financial condition.

(b) *General Contingencies and Guarantees*

In the ordinary course of business, there are various contingencies that are not reflected in the statement of financial condition. These include customer activities involving the execution, settlement and financing of various customer securities and futures transactions. These activities may expose the Company to off-balance sheet credit risk in the event the customers are unable to fulfill their contractual obligations.

In margin transactions, the Company may be obligated for credit extended to its customers by the Company or its clearing agents. In connection with securities activities, the Company also executes customer transactions involving the sale of securities not yet purchased (short sales), all of which are transacted on a margin basis subject to federal, self-regulatory organization and individual exchange regulations and the Company's internal policies. Additionally, the Company may be obligated for credit extended to its customers by its clearing agents for futures transactions that the Company borrows securities temporarily from other broker-dealers in connection with its broker-dealer business.

The customers' financing and securities settlement activities may require the Company and its clearing agents to pledge customer securities as collateral in support of various secured financing sources, which may include bank loans. In the event the counterparty is unable to meet its contractual obligation to return customer securities pledged as collateral, the Company may be exposed to the risk of needing to acquire the securities at prevailing market prices in order to satisfy its obligations. The Company seeks to manage this risk by monitoring the market value of securities pledged on a daily basis.

The Company provides guarantees to its clearing organization and exchanges under their standard membership agreements, which require members to guarantee the performance of other members. Under the agreements, if another member becomes unable to satisfy its obligations to a clearing organization or exchange, other members would be required to meet the shortfalls.

The Company's liability under these arrangements is not quantifiable and may exceed the cash and securities it has posted as collateral. However, management believes that the possibility of the Company being required to make payments under these arrangements is remote. Accordingly, no liability has been recorded for these potential events.

(15) Subsequent Events

The Company has evaluated events and transactions occurring subsequent to March 31, 2021 as of May 28, 2021. Management believes that no material events have occurred since March 31, 2021 that require recognition or disclosure in the financial statement.